                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                         INFORMATION STATEMENT PURSUANT
                            TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            VITA FOOD PRODUCTS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    928450105
                                 (CUSIP Number)



Date of Reportable Event January 15, 1997
Check the appropriate box to designate the rule pursuant to which this Schedule is held:
                          [ ]     Rule 13d - 1(b)
                          [X]     Rule 13d - 1(c)
                          [ ]     Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  928450105                                                Page 2 of 5
                                 SCHEDULE 13G
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1.    NAME OF REPORTING PERSON
      S.S.OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CLARK L. FELDMAN
      SS# ###-##-####

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [ ]           (b) [ ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      U. S. A.

NUMBER OF             5.  SOLE VOTING POWER                    622,303
SHARES
BENEFICIALLY          6.  SHARED VOTING POWER                     ---
OWNED BY
EACH                  7.  SOLE DISPOSITIVE POWER               622,303
REPORTING
PERSON                8.  SHARED DISPOSITIVE POWER                ---
WITH

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                          622,303

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES* [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9             16.8%

12.  TYPE OF REPORTING PERSON*

     IN

     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO.  928450105                                                Page 3 of 5
                                 SCHEDULE 13G
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Item 1.

         (a)   Name of issuer:              Vita Food Products, Inc.

         (b)   Addresses of issuer's principal executive offices:
                            2222 West Lake Street
                            Chicago, Illinois  60612


Item 2.

         (a)   Name of person filing:       Clark L. Feldman

         (b)   Address of principal business office or, if none, Residence:
                           c/o  Vita Food Products, Inc.
                           2222 West Lake Street
                           Chicago, Illinois 60612


         (c)   Citizenship:  U. S. A.

         (d)   Title of class of securities:  Common Stock

         (e)   CUSIP No.:  928450105


Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c).

         (b)   [ ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
               78c).

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP NO.  928450105                                                Page 4 of 5
                                 SCHEDULE 13G
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         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)   [ ]  Group, in accordance with Section 240.13d-1(b)(ii)(J).

         If this statement is filed pursuant to Section 240.13d-1(c), check this box. [X]

Item 4         Ownership.

         (a)   Amount beneficially owned:  622,303

         (b)   Percentage of class:                16.8%

         (c)   Number of shares as to which the person has:

               (i)     Sole power to vote or to direct the vote:       622,303

               (ii)    Shared power to vote or to direct the vote:        ---

               (iii)   Sole power to dispose or to direct the
                       disposition of:                                 622,303

               (iv)    Shared power to dispose or to direct the
                       disposition of:                                    ---

Item 5         Ownership of 5 percent or less of a class:

               Not Applicable

Item 6         Ownership of More than 5 Percent on Behalf of Another Person:

               Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               Not Applicable

Item 8         Identification and Classification of Members of the Group:

               Not Applicable

Item 9         Notice of dissolution of group:

               Not Applicable

Item 10        Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the

CUSIP NO.  928450105                                                Page 5 of 5
                                 SCHEDULE 13G
--------------------------------------------------------------------------------

               effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 16, 1998



                        /s/ Clark L. Feldman
                        --------------------------
                        Clark L. Feldman